UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67547

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/2018** AND ENDING **06/30/2019**

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CHURCHILL CAPITAL USA INC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 AVENUE OF THE AMERICAS SUITE 190

(No. and Street)

NEW YORK	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL T MARRONE   646-930-1906

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JANOVER LLC

(Name – *if individual, state last, first, middle name*)

100 Quentin Roosevelt Blvd	Garden City	NY	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVE SCHLEMMER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHURCHILL CAPITAL USA INC, as of JUNE 30, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

WILLIAM H. JOSEPH
Notary Public State of New York
No. 02JO5032555
Qualified in New York County
Commission Expires July 28, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CHURCHILL
CAPITAL USA, INC.
FINANCIAL STATEMENTS**

JUNE 30, 2019



JANOVER LLC
Certified Public Accountants • Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Churchill Capital USA, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Churchill Capital USA, Inc. as of June 30, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Churchill Capital USA, Inc. as of June 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Churchill Capital USA, Inc.'s management. Our responsibility is to express an opinion on Churchill Capital USA, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Churchill Capital USA, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Churchill Capital USA, Inc.'s auditor since 2008.

Janover LLC

Garden City, New York
August 28, 2019

NEW YORK CITY • 485 Madison Avenue, 9th Floor, New York, New York 10022 • Tel: 212.792.6300
LONG ISLAND • 100 Quentin Roosevelt Blvd., Suite 516, Garden City, New York 11530 • Tel: 516.542.6300
JANOVER LLC • A LIMITED LIABILITY COMPANY
www.janoverllc.com

CHURCHILL CAPITAL USA, INC.

CONTENTS

CHURCHILL CAPITAL USA, INC
STATEMENT OF FINANCIAL CONDITION
June 30, 2019

ASSETS

ASSETS		
Cash and cash equivalents	$	1,006,524
Clearing firm deposit		104,192
Clearing firm receivable		501,773
Other receivables		100,741
Prepaid expenses		11,457
Security deposits		87,190
Income tax receivable		5,161
Right of use asset		182,932
Property and equipment, net		15,752
TOTAL ASSETS	$	2,015,722

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Relatd party payable - Parent	$	115,470
Accounts payable and accrued expenses		98,164
Lease lability		182,932
Deferred taxes liaility		5,521
TOTAL LIABILITIES		402,087
STOCKHOLDER'S EQUITY		
Common stock, no par value; 200 shares		20,000
authorized; 100 shares issued and outstanding		325,000
Additional paid-in capital		1,268,635
Retained earnings		1,613,635
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,015,722

The accompanying notes are an integral part of these financial statements.

CHURCHILL CAPITAL USA, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2019

Note 1 - Organization

Churchill Capital USA, Inc. (the "Company"), a wholly owned subsidiary of Churchill Capital Ltd. (the "Parent"), is a registered broker-dealer with the Securities and Exchange Commission "SEC" in the state of New York and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in a general securities business with institutional investors. The Company received its FINRA approval for membership on July 12, 2007. The Company operates out of two offices, located in New York City and Chicago. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

Note 2 - Summary of Significant Accounting Policies

The following summary of the Company's major accounting policies is present to assist in the interpretation of the financial statements.

Basis of Presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers." This standard, along with its related amendments, requires companies to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The adoption of this standard in 2019 did not have a material effect on the Company's financial statements and required no adjustments.

The Company accounts for revenue under FASB ("ASC") 606 and the description of the Company's revenue streams are as follows:

Commissions

The Company earns revenue by executing transaction for clients in debt securities on a riskless principle basis. Commission revenues are earned on a trade-date basis and are paid on settlement date, and a receivable is recorded between the trade-date and the settlement date. Option revenues which are also earned on a trade-date basis. Options transactions are cleared through other broker dealers and funds are typically received by the Company in the normal course of business when those broker dealers have collected fees from clients. A receivable is recorded until the funds are collected

Note 2 -   Summary of Significant Accounting Policies (continued)
Commissions

by the Company, and is included in other receivables on the accompanying statement of financial condition.

Cash and cash equivalents

The Company considers investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost. Depreciation of furniture and fixtures is computed on a straight-line basis over the estimated useful lives of four years and depreciation of IT equipment is computed on a straight-line basis over the estimated useful lives of three years

Other Receivables

The Company has receivables due from other broker dealers for commissions due on security transactions related to options trading. The Company reviewed all receivables and will take allowances for any account that it deemed uncollectible. As of June 30, 2019 the Company did not have any allowances for uncollectible accounts.

Property and Equipment

Property and equipment are recorded at cost. Depreciation of furniture and fixtures is computed on a straight-line basis over the estimated useful lives of four years and depreciation of IT equipment is computed on a straight-line basis over the estimated useful lives of three years

Income Taxes

Income taxes are accounted for in accordance with the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") *"Accounting for Income Taxes"*. As required under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be realized. The effect of a change in tax rate on deferred tax assets are liabilities is recognized in the period of the tax change. Effective January 1, 2018 the Tax and Jobs Act reduced the federal corporate tax rate to 21.0%.

Note 2 -   Summary of Significant Accounting Policies (continued)

Uncertain tax positions

The Company evaluates uncertain income tax positions taken or expected to be taken in a tax return for recognition in its financial statements. The Company was not required to recognize any amounts from uncertain tax positions. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to June 30, 2015 are no longer subject to examination by tax authorities

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value disclosures
The carrying amounts of cash and cash equivalents, clearing firm deposit, clearing firm receivable, and accounts payable approximate fair value because of the short-term nature of these investments.

Leases

In February 2016, the FASB issued (ASU) 2016-02, "Leases (Topic 842)". This update includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize on the statement of financial condition relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. This update is effective for the Company beginning in July 2019 but the Company had elected to early adopt this new pronouncement as of January 1, 2018, and has recorded a "right of use" asset and a lease liability payable in the amount of $182,932. There was no effect on net income for the year ending June 30, 2019.

Note 2 - Summary of Significant Accounting Policies (continued)
          Leases

Right of use assets ("ROU") represent our right to use an underlying asset for the lease term and payments over the lease term. As most of our leases do not provide implicit rate, we use our incremental borrowing rate based on the information available a commencement date in determining the present value of the lease payments. We use the implicit rate when readily determinable.   The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonable certain that we will exercise that option.   Lease expense for lease payments is recognized on a straight-line basis over the lease term. See Note 9 for further details regarding the Company's leases.

Note 3 - Clearing Broker

The Company clears all of its trades through Pershing, LLC ("Pershing") on a fully disclosed basis. For this service, Pershing receives a percentage of the gross commission on each transaction. At June 30, 2019, the Company had $104,192 on deposit with Pershing.

Note 4 - Property and Equipment

Property and equipment at June 30, 2019 is as follows:

Furniture and fixtures	$	78,753
Computer and telephone equipment		103,479
		182,232
Less: Accumulated depreciation		166,480
	$	15,752

Depreciation expense amounted to $15,533 for the year ended June 30, 2019.

Note 5 - Income Taxes

The Company used an effective tax rate of 31% comprised as follows:

Statutory federal income tax rate	21%
State taxes on income, net of federal income tax benefit	1%
Local taxes on income, net of federal income tax benefit	9%
Total effective tax rate	31%

A reconciliation of income taxes provided at the total effective rate for Federal, state, and local jurisdictions is as follows for the year ended June 30, 2019:

Tax at total effective rate	$	93,650
Deferred taxes		(2,945)
Other		(15,865)
	$	74,840

The deferred tax liability represent the tax effects of temporary differences related to depreciation on computer equipment.

Note 6 - Related Party Transactions

The Company and its Parent company are engaged in a transfer pricing agreement under which the Company incurred a net payable of $165,023 during the year ended June 30, 2019, of which $115,470 remains due to the Company's Parent at June 30, 2019. Transactions related to the transfer pricing agreement are presented on a net basis in the Statement of Operations and the amount due to the Company's Parent is included in the Statement of Financial Condition.

Note 7 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2019, the Company had net capital of $1,392,691 which was $1,142,691 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 15.34 to 1.

Note 8 – Concentration of Risk

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

The Company places its cash with quality institutions. Beginning January 1, 2013, interest and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. At times, the balances of interest bearing accounts may be in excess of the insurance limits of the FDIC. The Company has not experienced any losses in such accounts.

Note 9 - Right of Use Asset and Lease Liability

The Company occupies office space in New York City. The current lease was assigned by the Parent to the Company effective August 1, 2012, with payment terms beginning October 1, 2012 to December 31, 2017. On August 1, 2017 the lease was extended to January 31, 2021. This lease was determined to be an operating type lease. The Company recorded rent expense for the year of $132,760. The Company has another location where the rent is on a month to month basis. The Company recorded rent expense of $13,593 on a straight line basis. The Company doesn't have any other lease or finance lease arrangements. Cash paid on these leases for the year ending June 30, 2019 amounted to $153,627.

In accordance with FASB issued (ASU) 2016-02, "Leases (Topic 842)" the Company classified the lease as an operating lease and has no other short-term leases. The lease doesn't contain a renewal option but can be extended month to month at the end of the lease. The Company has reviewed and based the right of use asset and lease liabilities, primarily, on the present value of unpaid future minimum lease payments. In accordance with the guidance, the Company has an increase on its balance sheet as of June 30, 2019 for the right of use asset of $182,932, offset by lease liabilities of $182,932. The present value of the existing operating lease was determined by using the incremental collateralized borrowing rate of January 1, 2019 of 5.5%.

Note 9 - <u>Right of Use Asset and Lease Liability (continued)</u>

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year, as of June 30, 2019, are as follows:

Year Ending June 30,	Lease		Less Discount Amount		Total Lease Liability	
2020	$	120,904	$	5,368	$	115,536
2021		70,527		3,131		67,396
	$	191,431	$	8,499	$	182,932

Note 10 – <u>Financial Instruments with Off-Balance Sheet Risk</u>

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 11 – <u>Pension Plan</u>

The Company has a 401(k) Employee Savings Plan (the "Plan") which is open to all employees as outlined in the underlying Plan document. The Plan is designed to provide additional financial security during retirement by providing eligible employees with an incentive to make regular savings contributions. The Company provided matching contributions to participants in the amount of $61,319 for the year ended June 30, 2019.

Note 12– <u>Subsequent Events</u>

The Company evaluated subsequent events through August 28, 2019, the date these financial statements were issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.